

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2020

Swatantra Rohatgi
President
Smart Rx Systems Inc.
18540 N. Dale Mabry Highway
Lutz, Florida 33548

> **Re: Smart Rx Systems Inc.**
> **Draft Offering Statement on Form 1-A**
> **Submitted August 12, 2020**
> **Amendment No. 1 to Draft Offering Statement on Form 1-A**
> **Submitted August 18, 2020**
> **CIK No. 0001672227**

Dear Mr. Rohatgi:

We have reviewed your draft offering statement and the first amendment to your draft offering statement, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Draft Offering Statement on Form 1-A submitted August 18, 2020

Cover Page

1. It appears that the aggregate offering price of this offering exceeds $50 million. Please refer to Rule 251(a)(2) of Regulation A and reduce the amount of securities offered herein so that it does not exceed $50 million, or tell us how you are complying with Rule 251.

2. It appears that Hickory Capital, LLC, the Bookrunner and the RIAs may be acting as underwriters. If so, please revise to identify them as such and provide appropriate related disclosure. If you do not believe they are acting as underwriters, please provide us

with your analysis.

Management's Discussion and Analysis of Financial Condition, page 34

3.   Please describe, and quantify to the extent possible, any known trends and uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on your revenue or results of operations, in light of the impact of COVID-19 on your business. Please refer to CF Disclosure Guidance: Topic No. 9.

Remuneration of Executive Officers and Directors of Our Company, page 44

4.   Please provide disclosure relating to your compensation chart, by footnote or otherwise, describing the calculation of the amounts disclosed in the column labeled Deferred Stock Based Compensation.

Interest of Management and Others in Certain Transactions, page 47

5.   We note your disclosure concerning conflicts of interest and that it does not appear to be responsive to Item 13 of Form 1-A. Please revise to provide the disclosure required by Item 13, or supplementally confirm to us that you have no such disclosure to make.

Security Ownership of Management and Certain Security Holders, page 47

6.   We note your disclosure in footnote 1. Please revise to clarify whether the shares identified in the table as owned by Mr. Mathow include or exclude the shares that he placed in a trust.

Financial Statements
Independent Auditor's Report, page F-1

7.   The audit report identifies the financial statements covered by the report as the three years ended December 31, 2019, 2018 and 2017, but you present financial statements for only the two years ended December 31, 2019 and 2018. Please have your auditor revise its report to refer to each period for which audited financial statements are presented. Refer to Rule 2-02 of Regulation S-X. Also, similarly revise the Independent Auditors section on page 72 to refer to the correct periods presented.

Statements of Cash Flows, page F-5

8.   Your presentation of cash generated by operating activities appears to include several investing and financing activities. Operating activities include all transactions and other events that are not defined as investing or financing activities and generally are activities that involve producing and delivering goods or providing services. Please reevaluate your statement of cash flows presentation and make any necessary corrections. Refer to ASC 230-10-45.

General

9.   Please tell us whether you will be deemed a "controlled company" as defined by the market on which you intend to list your securities and, if so, whether you intend to rely on any exemptions as a controlled company. If applicable, please disclose on the prospectus cover page and in the prospectus summary that you are a controlled company, and include a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company.

10.   We note disclosure that you expect the offering price per share to be $10.00, as well as disclosure that this is a fixed price offering. Please revise for consistency and accuracy. If you are not fixing the offering price prior to qualification, please revise your offering statement to provide a price range per Rule 253(b). If you are fixing the offering price prior to qualification, please revise your offering statement to clarify that $10.00 is not the *expected* per share offering price but *is* the per share offering price.

11.   If you have an agreement with ScriptPro, please describe its material terms and consider whether it is a material contract that should be filed as an exhibit.

12.   Throughout your offering statement, we note that you refer to your sole distributor, as well as to multiple distributors. Please revise for accuracy and consistency. If you have one distributor, please identify that distributor, describe the material terms of your agreement with the distributor, and consider whether the agreement should be filed as a material contract.

13.   In appropriate places in your offering statement, please discuss the risks and challenges associated with the kiosks' ability to protect against the theft of drugs and the disclosure of patient information.

       You may contact Patrick Kuhn at 202-551-3308 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services